Honda Motor Co., Ltd.

No. 1-1, 2-chome, Minami-Aoyama,

Minato-ku, Tokyo 107-8556

Japan

October 6, 2009

Ms. Linda Cvrkel

Branch Chief, Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U. S. A.

Re:	Honda Motor Co., Ltd.
Form 20-F for the fiscal year ended March 31, 2009
File No. 1-7628

Dear Ms.Cvrkel:

   This is in response to the staff’s comment letter of September 3, 2009, relating to our annual report on Form 20-F for our fiscal year ended March 31, 2009. For your convenience, we have included the text of the staff’s comments below and have keyed our responses accordingly.

Comment #1

Capital Expenditures, page 26

Plants after fiscal 2009, page 26

1. We note from page 26 and 27 that the 2009 and 2010 planned start of new auto plants in Yorii-machi Osato-gun, Saitama, Japan, Rajasthan, India, and Yokkaichi City, Mie, Japan, and a new R&D facility in Sakura City, Tochigi, Japan have been postponed. Please tell us the amount of any costs incurred on these projects that are currently recorded on the balance sheet at March 31, 2009. If you have costs capitalized on the balance sheet as of March 31, 2009, related to these projects, please provide us with, and disclose in future filings, the specific factors management will consider in determining the future of these projects, including whether the company plans to make an evaluation at the end of each reporting period for these projects and related costs (if any). To the extent you have recognized significant amounts on your balance sheet related to these projects, it appears you would be required to perform an impairment test under paragraph 8 of SFAS 144. Please provide us with your impairment analysis as of March 31, 2009. If you did not perform an impairment analysis on the assets related to these projects, please tell us why you believe you were not required to do so.

Ms. Linda Cvrkel

Response:

The amount of costs incurred and capitalized for the above projects that are currently recorded on the balance sheet at March 31, 2009, are as follows:

	Yen (millions)
	Construction in progress	Land	Building	Machinery and equipment	Total
New auto plants in Yorii-machi Osato-gun, Saitama, Japan	7,244	7,833	-	-	15,077
New R&D facility in Sakura City, Tochigi, Japan	6,549	5,559	6,517	-	18,625
New auto plants in Rajasthan, India	6,057	2,417	2,529	5,777	16,780
New auto plants in Yokkaichi City, Mie, Japan	110	3,734	55	-	3,899

The assets related to these projects are included in the automobile business asset group. We determined to postpone these planned projects because the deterioration of the business climate contributed to a decline in automobile demand. We believed that such deterioration of the business climate indicated that the carrying amount of the assets in the automobile business asset group might not be recoverable as described in paragraph 8 of SFAS144. However, we plan to restart construction and utilize these assets after the world economy recovers in the future. As of March 31, 2009, we performed an impairment test for the recoverability of the automobile business asset group. The estimated undiscounted future cash flows exceeded the carrying value of the assets in the automobile business asset group. Consequently, we did not recognize impairment losses on the assets related to these projects.

We mainly consider the economic trend of each region, demand-related trends, the situation of our competitors and our business strategy such as our plan to introduce new models in determining the future of these projects. We will add relevant disclosures for it in future filings.

Ms. Linda Cvrkel

Comment #2

Item 5. Operating and Financial Review and Prospects, page 27

Fiscal Year 2009 Compared with Fiscal Year 2008, page 28

Business Segments, Page 30

2. We note that for each reporting segment, you discuss the changes in operating income from the prior period. Please revise future filings to discuss the changes in the statement of income line items comprising operating income, such as cost of sales, selling, general and administrative, and research and development by segment. We believe that significant changes in each of these line items should be separately discussed.

Response:

We acknowledge your comment. In future filings, we will expand the disclosure to discuss the changes in operating income from the prior period for each reporting segment by discussing and analyzing the changes in income statement line items comprising operating income period over period.

Ms. Linda Cvrkel

Comment #3

Financial Services Business, page 36

3. We note from your disclosure that in fiscal year 2007, an increasing number of leases no longer qualified for direct finance lease accounting and instead have been recorded as operating leases. Please tell us the nature of the change in your business that resulted in the change in the classification of your leases. Include in your response if the change in lease classification resulted from amending leases from prior years or if the changes in classification were due to prospective changes to leases. We may have further comment upon receipt of your response.

Response:

Our finance subsidiaries in North America have historically obtained insurance to insure a portion of the residual values of lease contracts which are acquired from authorized independent Honda and Acura dealers who originated the leases. The insurance is purchased from a third party at lease inception on a contract by contract basis. In the United States, we elected to cease purchasing residual value insurance for leases acquired from dealers on or after October 21, 2006. Our finance subsidiary in Canada continues to purchase residual value insurance. Without the residual value insurance, our leases do not qualify to be classified as direct financing leases. Therefore, we classify those leases as operating leases. Existing leases in the United States with residual value insurance coverage, as well as all leases in Canada, continue to be covered by residual value insurance and therefore continue to be classified as direct financing leases.

Ms. Linda Cvrkel

Comment #4

Application of Critical Accounting Policies, page 48

Credit Losses, page 49

4. We note your disclosure on page 50 that losses from customer defaults on operating leases are classified as impairments, rather than in the provision for credit losses. Please explain to us, and clarify in future filings, why you believe it is appropriate to recognize an impairment on the operating lease assets due to a customer default rather than recording an allowance/provision for credit losses. As part of your response, please tell us where the receivables from customer operating leases are presented on your balance sheet and explain to us whether a “customer default” relates to default on the current receivable or on your projected revenue for the entire term of the lease. Also, please explain to us why the disclosure on page 50 in MD&A indicates that the impairment losses due to customer defaults totaled ¥8.7 billion for fiscal 2009, however the statement of cash flows discloses a ¥18.5 impairment loss on property on operating leases for fiscal 2009.

Response:

The total impairment losses on operating leases assets we recognized during fiscal 2009 was the result of two distinct events: (1) declines in estimated residual values causing the estimated undiscounted cash flows from the use and eventual disposition of the assets falling below their carrying values and (2) expected defaults by lessees on their contractual obligations. In the event of lessee defaults, we generally realize losses on the disposition of operating lease vehicles when they are returned to us prior to the end of their contractual lease terms.

As disclosed in our statement of cash flows, impairment losses on operating leases assets totaled ¥18.5 billion, of which ¥8.7 billion relates to impairment losses on these expected “customer defaults.” The remaining ¥9.7 billion relates to impairment losses on operating leases assets failing the recoverability test as a result of declines in estimated residual values and where their carrying values exceeded their fair values.

We did not characterize losses on operating lease assets resulting from customer defaults as an allowance and provision for credit losses because the leases did not meet the criteria to be classified as direct financing lease receivables. We presented these estimated losses as impairment losses on property on operating lease assets because a loss is realized on the disposition of the property.

Impairment losses on operating leases do not relate to a default on the current receivable, which consists primarily of past due rental payments. Customer receivables are separately recognized on our balance sheet within “Other current assets.” Consistent with other receivables, estimated losses on customer receivables are recorded with an allowance and provision for credit losses.

We will clarify in future filings the components and nature of impairment losses on operating lease assets.

Ms. Linda Cvrkel

Comment #5

Financial Statements, page F-2

Consolidated Statements of Cash Flow, page F-9

5. We note a significant increase in impairments of investment securities and long-lived assets and goodwill in your fiscal year 2009. Please tell us, and revise future filings to disclose, the facts and circumstances that led to each of the impairments and where such changes are recognized in your consolidated statement of income. Also, in light of the disclosure in Note 5 that you do not believe the decline in the fair value of any of the investment securities to be other than temporary, please provide us details of the nature and amount of investment securities which have been impaired. Refer to the disclosure requirements of paragraph 38-43 of FSP FAS 115-2, SFAS 144, paragraph 26, and SFAS 142, paragraphs 46 and 47.

Response:

In assessing impairment of securities, we consider the factors such as degree and period of the decline in fair value, financial position and results of operations of investees and market and economic trend in which the investees operate. The impairment loss on investments in securities in fiscal year 2009, which is ¥26,001 million, is principally related to the securities which our consolidated subsidiary holds in the United States market. We recognized an impairment loss because of significant declines in the fair values of the securities caused by decline of stock prices and we consider the decline in fair value below our cost basis was other-than-temporary based on the factors such as financial position and results of operations of the investee and the industry which the investee operates. The impairment loss on securities are included in other expense-other.

We recognized ¥13,591 million and ¥8,006 million impairment loss on long-lived assets and goodwill respectively. They are principally related to certain racing activities, since we made a decision to withdraw from such activities and estimated that it will not generate future cash flows. The impairment loss on long-lived assets and goodwill are included in Selling, general and administrative.

In future filings, we will disclose the facts and circumstances that lead to the impairments of investment securities and long-lived assets and goodwill and where such impairment losses are recognized in our consolidated statement of income.

Unrealized losses of ¥3,055 million on marketable securities, that we do not believe the decline of these fair value is other than temporary includes unrealized losses of ¥2,419 million on publicly traded equity securities of 21 Japanese companies held by the Company. The carrying amount and fair value of these marketable securities as of March 31, 2009 are ¥9,539 million and ¥7,120 million, respectively. The decline of fair value of these marketable securities is due mainly to the worldwide deterioration in the economy stemming from the financial crisis unfolding since September 2008. Honda does not believe such decline in fair value of these investment securities to be other-than-temporary, based on factors such as degree and period of the decline in respective companies’ fair value, financial condition and results of operations of each investee and market and economic trend in which the investees operate.

Ms. Linda Cvrkel

Comment #6

Notes to Consolidated Financial Statements, page F-10

(4) Investments in and Advances to affiliates, page F-20

6. Please reconcile the carrying amount of these investments and advances of ¥187,468 to the balance sheet amount of ¥505,835.

Response:

Investments in and advances to affiliates include investments in affiliates (marketable and non-marketable), and advances to affiliates, and respective amounts are as follows.

Yen (millions)
Investments in affiliates (marketable)	¥187,468
Investments in affiliates (non-marketable) — 91 affiliates	315,278
Advances to affiliates	3,089

Total (the balance sheet amount)	¥505,835

Ms. Linda Cvrkel

Comment #7

Notes to Consolidated Financial Statements, page F-10

(4) Investments in and Advances to affiliates, page F-20

7. We note that the company has several significant subsidiaries accounted for under the equity method for which summarized information under Regulation S-K, Item 4-08(g) is presented in Note 4. Please confirm that no such subsidiaries were considered significant under the rules of Regulation S-X, Article 3-09 and therefore no additional financial statements of such subsidiaries were required to be filed.

Response:

We confirm that we did consider the rules of Regulation S-X, Article 3-09 for the investments accounted for under the equity method, and that we concluded that no additional financial statements of such entities were required to be filed.

Our conclusion was based on the following facts;

•	Our investment in each of these entities represents less than 20% of our total consolidated assets as of March 31, 2009.
•

In assessing significance under the income test of Rule 3-09 of Regulation S-X, we referenced computational note 2 of 210.1-02(w) and concluded that it was appropriate to utilize income averaging due to the fact that the our 2009 income was at least 10 percent lower than our average income for the last five fiscal years. Under the income averaging provisions of 210.1-02(w), our equity in the income of each of these entities was less than 20% of the five year average income of Honda.

Ms. Linda Cvrkel

Comment #8

(9) Income Taxes, page F-27

8. We note from your disclosures in Note 9 that the effective tax rate increased 24.7% from 2008 to 2009 and that your reconciliation of the statutory income tax rate to the effective tax rate identifies several items that contributed to the significant difference. Please provide us, and disclose in future filings, more details as to the nature and underlying reasons for the significant changes in effective tax rate for the following line items:

•	difference in statutory tax rates of foreign subsidiaries;
•	dividends income from subsidiaries and affiliates, net of foreign tax credit;
•	undistributed earnings of subsidiaries and affiliates;
•	adjustments for unrecognized tax benefits; and
•	valuation allowance for foreign tax credit.

Refer to SFAS 109, paragraph 47.

Response:

We acknowledge your comment. In future filings, we will disclose the nature and underlying reasons for the significant changes in effective tax rate. The nature and underlying reasons for the significant changes for the fiscal year ended March 31, 2009 are follows.

•	Difference in statutory tax rates of foreign subsidiaries

Various subsidiaries of Honda are operating in foreign countries, whose statutory income tax rate is lower than 40% in Japan. Income before income taxes, minority interest and equity in income of affiliates in some of those foreign countries, due to their preferable economic and strong demands, accounted for a larger portion of Honda’s consolidated income before income taxes, minority interest and equity in income of affiliates increased compared to the previous fiscal year. That contributed to the lowered consolidated effective tax rate, especially having a larger rate impact with the smaller consolidated income before income taxes, minority interest and equity in income of affiliates, during the year ended March 31, 2009.

•	Dividends income from subsidiaries and affiliates, net of foreign tax credit

Honda is imposed by the Japanese tax authority income taxes over dividends income from foreign subsidiaries and affiliates, while indirect tax credits are given for the portion of income taxes already paid in the countries where such subsidiaries and affiliates are operating their business. Utilizable indirect foreign tax credit is limited by taxable income in Japan under the Japanese tax laws. Honda did not utilize indirect foreign tax credit against dividends income from foreign subsidiaries and affiliates due to the decrease in Honda’s taxable income, resulting in the increased tax provision.

•	Valuation allowance provided for foreign tax credit

Direct foreign tax credit carried forward to future years has been fully provided for by valuation allowance, based on the realizability analysis performed by us, which contributed to the increased tax provision.

•	Undistributed earnings of subsidiaries and affiliates

Honda recognizes deferred tax liabilities for certain portions of the undistributed earnings of subsidiaries and affiliates. There were no significant changes in the amount of the earnings of subsidiaries and affiliates as of the year-ends. On the other hand, the significant decrease in Honda’s income before income taxes, minority interest and equity in income of affiliates compared to the previous fiscal year resulted in the apparent increase in the reconciling rate. The Yen amount of this reconciling item has been consistent year to year.

•	Adjustments of unrecognized tax benefits

Honda recognizes liabilities for unrecognized tax benefits. During the year ended March 31, 2009, Honda recognized additional liabilities related to tax positions related to the current year, as well as prior years, as disclosed in the note 9, resulting in the tax rate reconciling item. As shown in the note, the amount of adjustments related to unrecognized tax benefits decreased from that in the year ended March 31, 2008. The significant decrease in Honda’s income before income taxes, minority interest and equity in income of affiliates compared to the previous fiscal year resulted in the apparent increase in the reconciling rate. The Yen amount of this reconciling item has decreased in the year ended March 31, 2009.

Ms. Linda Cvrkel

Comment #9

(19) Segment Information, page F-46

9. We note from your website (world.honda.com) that the company is also engaged in the production of aircraft and related engines, robotics, as well as other miscellaneous technologies. Please tell us how you have considered these other operations in your segment analysis under SFAS 131. To the extent you have deemed these other operations immaterial and have aggregated the results with other segments, please note that in order for operating segments to be aggregated, they must have similar economic characteristics and meet the aggregation criteria of paragraph 17 of SFAS 131. Furthermore, to the extent you have operating segments that do not meet the quantitative thresholds, nor do they meet the aggregation criteria, they should be reported in an “all other” category. Please refer to paragraphs 19 and 21 of SFAS 131and advise.

Response:

The production of aircraft financial information is included within the Power product and other businesses operating segment financial information that is provided to Honda’s chief operating decision maker to evaluate regularly in deciding how to allocate resources and in assessing performance. No discrete financial information about the production of aircraft is provided to Honda’s chief operating decision maker to evaluate regularly in deciding how to allocate resources and in assessing performance. Consequently, the aircraft activities do not qualify as an operating segment under SFAS 131. The production of aircraft engines financial information is included within the Power product and other businesses operating segment financial information that is provided to Honda’s chief operating decision maker to evaluate regularly in deciding how to allocate resources and in assessing performance. No discrete financial information about the production of aircraft engines is provided to Honda’s chief operating decision maker to evaluate regularly in deciding how to allocate resources and in assessing performance. Consequently, the aircraft engines activities do not qualify as an operating segment under SFAS 131. Robotics is included in basic research and the cost of these activities is allocated to each operating segment. No discrete financial information about the robotics activities is provided to Honda’s chief operating decision maker to evaluate regularly in deciding how to allocate resources and in assessing performance. Consequently, the robotics activities do not qualify as an operating segment under SFAS 131. Other miscellaneous technologies activities are directly associated with, and therefore reported internally with the results of, each operating segment, or are allocated to, and therefore reported internally with the results of each operating segment. No discrete financial information about the other miscellaneous technology activities is provided to Honda’s chief operating decision maker to evaluate regularly in deciding how to allocate resources and in assessing performance. Consequently, these activities do not qualify as an operating segment under SFAS 131.

Ms. Linda Cvrkel

*          *          *          *           *

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Linda Cvrkel

If you have any questions about this response letter, please contact, by fax or by e-mail, Kunio Endo, General Manager of Accounting Division (fax: 81-3-5412-1128; e-mail: kunio_endo@hm.honda.co.jp).

Very truly yours,

/s/ Yoichi Hojo
Yoichi Hojo
Chief Operating Officer for Business Management Operations
(Chief Financial Officer)
Honda Motor Co., Ltd.

cc:	Heather Clark
Claire Erlanger
(Securities and Exchange Commission)

Izumi Akai
Yoichiro Taniguchi
Gwen Snorteland
(Sullivan & Cromwell LLP)